Exhibit 99.2

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025, AND DECEMBER 31, 2024

(In thousands of U.S. dollars except share and per share data)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$5,232	$5,173
Trade receivables, net	1,153	1,136
Loan receivables, net of provision for loan losses of $5,490 and $5,490, respectively	15,352	12,612
Interest receivables	511	162
Other receivables, prepayments and deposits, net of provision for credit losses of $10 and $10, respectively	542	471
Total current assets	22,790	19,554

NON-CURRENT ASSETS
Plant and equipment, net	43,905	44,913
Operating lease right-of-use assets, net	15	26
Intangible assets, net	1,322	1,367
Long-term loan receivables, net of $1 and $1 provision for loan losses	8,009	977
Goodwill	12,348	12,348
Total non-current assets	65,599	59,631

Total assets	$88,389	$79,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amount due to as shareholder	$—	$1,538
Accounts payable	1,479	1,633
Other payables and accrued liabilities	1,233	1,863
Deferred revenue	87	87
Operating lease liability, current	15	22
Customer deposits	4	5
Taxes payable	767	769
Total current liabilities	3,585	5,917

LONG-TERM LIABILITIES
Operating lease liability, non-current	—	4
Non-current deferred tax liabilities	4,879	5,015
Total non-current liabilities	4,879	5,019

Total liabilities	8,464	10,936

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, nil and nil issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 126,560,166 and 112,510,166 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	506	450
Additional paid-in-capital	169,404	156,815
Accumulated deficit	(89,977)	(89,011)
Accumulated other comprehensive loss	(8)	(5)
Total TROOPS, Inc. shareholders’ equity	79,925	68,249
Total liabilities and shareholders’ equity	$88,389	$79,185

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In thousands of U.S. dollars except share and per share data)

	2025	2024
	(Unaudited)	(Unaudited)
REVENUES	$7,620	$2,609
COST OF REVENUES	(6,492)	(1,911)
GROSS PROFIT	1,128	698

OPERATING EXPENSES:
General and administrative expenses	(2,360)	(2,183)
Total operating expenses	(2,360)	(2,183)

OPERATING LOSS	(1,232)	(1,485)

OTHER (EXPENSES) INCOME:
Interest income	50	5
Other income (expense), net	79	(2)
Total other income, net	129	3

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,103)	(1,482)
INCOME TAX BENEFIT	137	126

NET LOSS	$(966)	$(1,356)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	3	(4)
COMPREHENSIVE LOSS	$(969)	$(1,356)

LOSS PER SHARE:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	115,085,999	101,597,998
Diluted	115,085,999	101,597,998